UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 6
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          PLATINUM ENTERTAINMENT, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    727909103
                  --------------------------------------------
                                 (CUSIP Number)

                            LORRAINE E. JACKSON, ESQ.
                                  MAC Music LLC
                     1285 Avenue of the Americas, 21st Floor
                            New York, New York 10019
                                 (212) 641-5001
                  --------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                October 13, 1999
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         MAC Music LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 4,158,545 See Item 5.
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    4,158,545 See Item 5.
             WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,545 See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36.2% See Item 5.

14       TYPE OF REPORTING PERSON
         OO

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Maroley Media Group LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                7     SOLE VOTING POWER
           NUMBER OF                  100,000
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 4,158,545 See Item 5.
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH                     100,000
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    4,158,545 See Item 5.
             WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,258,545 See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         37.1% See Item 5.

14       TYPE OF REPORTING PERSON
         OO

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Alpine Equity Partners L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 4,158,545 See Item 5.
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    4,158,545 See Item 5.
             WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,545 See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36.2% See Item 5.

14       TYPE OF REPORTING PERSON
         PN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Alpine Equity Partners L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 4,158,545 See Item 5.
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    4,158,545 See Item 5.
             WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,545 See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36.2% See Item 5.

14       TYPE OF REPORTING PERSON
         OO

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Oded Aboodi

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)       [X]

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 4,158,545 See Item 5.
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    4,158,545 See Item 5.
             WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,545 See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36.2% See Item 5.

14       TYPE OF REPORTING PERSON
         IN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Richard D. Goldstien

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 4,158,545 See Item 5.
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    4,158,545 See Item 5.
             WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,545 See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36.2% See Item 5.

14       TYPE OF REPORTING PERSON
         IN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Bruce M. Greenwald

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 4,158,545 See Item 5.
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    4,158,545 See Item 5.
             WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,545 See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36.2% See Item 5.

14       TYPE OF REPORTING PERSON
         IN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Robert J. Morgado

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                7     SOLE VOTING POWER
           NUMBER OF                  101,000
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 4,158,545 See Item 5.
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH                     101,000
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    4,158,545 See Item 5.
             WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,259,545 See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         37.1% See Item 5.

14       TYPE OF REPORTING PERSON
         IN

        This statement amends and supplements, as indicated below, the statement on Schedule 13D (the "Schedule 13D") filed by each of the above named reporting persons (the "Reporting Persons"), on December 22, 1997 with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Platinum Entertainment, Inc. (the "Company"), as amended to date. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

        This amendment number 6 to the Schedule 13D ("Amendment No. 6") is being filed on behalf of each of the Reporting Persons to correct the miscalculation of each of the Reporting Persons' beneficial ownership of the Company's Common Stock as a result of the Reporting Persons' beneficial ownership of the Company's Series B Preferred Stock, as reported in Amendment No. 5. Based upon the Reporting Persons' recalculation of the accrued and accumulated dividends on the Series B Preferred Stock, this Amendment No. 6 is being filed to restate
Item 5 of the Schedule 13D to reflect (i) the Reporting Persons' recalculated beneficial ownership of the Company's Common Stock, as of October 20, 1999, and
(ii) the corrected Conversion Number (as defined in Amendment No. 5) with respect to the listed Dividend Payment Dates. The Reporting Persons do not believe that their respective reported beneficial ownership percentage of the Company's Common Stock as a result of the above-referenced recalculation differs materially from their respective reported beneficial ownership percentage of the Company's Common Stock set forth in Amendment No. 5.

Item 5. Interest in Securities of the Issuer.

        Item 5 to the Schedule 13D is hereby amended and restated to read in its entirety as follows:

        "(a) On March 12, 1996, Morgado, in his individual capacity, acquired 1,000 shares of Common Stock in connection with the initial public offering by the Company of its Common Stock.

                On December 12, 1997, the Company issued to MAC, and MAC acquired, the Warrant and the Series B Preferred Stock.

                Under the Series B Certificate, a holder of Series B Preferred Stock has the right to convert each share of Series B Preferred Stock, at the option of the holder, at any time or times, commencing two years from the date of the issuance of the Series B Preferred Stock, into that number of shares of Common Stock equal to the quotient obtained by dividing the Redemption Value per share by the Conversion Price. In addition, the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible is subject to adjustment in accordance with the antidilution provisions contained in the Series B Certificate.

                Based on a Conversion Price of $5.9375 and the Redemption Value per share of Series B Preferred Stock through [October 20, 1999], and without taking into account any applicable antidilution adjustments, the shares of Series B Preferred Stock are convertible into, as of October 20, 1999, an aggregate of 2,142,545 shares of the Company's Common Stock.

                However, the number of shares of Common Stock into which the Series B Preferred Stock is convertible (the "Conversion Number") is subject to adjustment pursuant to (i) an increase in Redemption Value per share of Series B Preferred Stock as a result of the accretion of accrued and unpaid dividends in accordance with the Series B Certificate and (ii) the applicability of the antidilution provisions contained in the Series B Certificate. For example, (i) assuming that no shares of Series B Preferred Stock are converted or redeemed in accordance with the Series B Certificate, (ii) assuming dividends remain unpaid and accrete on the Series B Preferred Stock on each Dividend Payment Date (as defined in the Series B Certificate) in accordance with the Series B Certificate beginning in November 1999 and (iii) without taking into account the applicability of the antidilution provisions contained in the Series B Certificate, the Series B Preferred Stock would be convertible into the aggregate number of shares of Common Stock set forth below on the Dividend Payment Date set forth below:

       Dividend Payment Date                        Conversion Number
       ---------------------                        -----------------
          November, 1999                               2,175,237
          February, 2000                               2,262,247
          May, 2000                                    2,352,737
          August, 2000                                 2,446,846
          November, 2000                               2,544,720
          February, 2001                               2,659,233
          May, 2001                                    2,778,898
          August, 2001                                 2,903,948
          November, 2001                               3,034,626
          February, 2002                               3,171,184
          May, 2002                                    3,313,888
          August, 2002                                 3,463,013
          November, 2002                               3,618,848

               Because there is no mandatory redemption date or mandatory conversion date with respect to the Series B Preferred Stock, it is not practical to estimate the absolute maximum number of shares into which the Series B Preferred Stock is convertible.

               The number of shares of Common Stock issuable upon exercise of the Warrant is initially one million eight hundred thousand (1,800,000), subject to adjustment under certain circumstances. Pursuant to the terms of the Warrant, on each anniversary of the date of issuance of the Warrant, if any shares of Series B Preferred Stock remain outstanding, then upon each such anniversary, the number of shares of Common Stock issuable upon exercise of the Warrant is increased by an amount equal to 12% of the number of shares of Common Stock issuable upon exercise of the Warrant (calculated without giving effect to any prior 12% annual increase) (each such adjustment, a "Conditional Annual Warrant Increase"). As of December 12, 1998, shares of the Series B Preferred Stock remained outstanding and thus the Warrant may be exercised at any time through October 31, 2007 to purchase an aggregate of two million sixteen thousand (2,016,000) shares of Common Stock, subject to adjustment under certain circumstances.

                Assuming the Warrant is not exercised or expired and that shares of Series B Preferred Stock remain outstanding, and without taking into effect the antidilution provisions contained in the Warrant, then as of the issuance anniversary date set forth below, the Warrant would be exercisable into the aggregate number (the "Exercise Number") of shares of Common Stock set forth below:

       Issuance Anniversary Date                    Exercise Number
       -------------------------                    ---------------
          December 12, 1999                            2,232,000
          December 12, 2000                            2,448,000
          December 12, 2001                            2,664,000
          December 12, 2002                            2,880,000
          December 12, 2003                            3,096,000
          December 12, 2004                            3,312,000
          December 12, 2005                            3,528,000
          December 12, 2006                            3,744,000

                On June 29, 1998, Maroley acquired 100,000 shares directly from the Company in a private issuance transaction.

                Maroley and Morgado disclaim beneficial ownership of any shares of Common Stock deemed to be beneficially owned by Lipsher in connection with the acquisition of Common Stock or the Lipsher Warrant described in Amendment No. 2, and consequently, such shares are not included in the calculation, in accordance with Rule 13d-3(d), of the percentage of shares of outstanding Common Stock beneficially owned by Morgado.

               Based on the relationships described in Item 2 of the Schedule 13D, as of October 20, 1999, (i) each of MAC, AEP, LP, Maroley, AEP, LLC, Aboodi, Goldstein, and Greenwald may be deemed to share beneficial ownership of an aggregate of 4,158,545 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d), and there being, based on information obtained from the Company's most recent 10-Q filing under the 34 Act, 7,313,754 shares of Common Stock outstanding on August 16, 1999, represents approximately 36.2% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d), (ii) Morgado may be deemed to beneficially own an aggregate of 4,259,545 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d), and there being, based on information obtained from the Company's most recent 10-Q filing under the 34 Act, 7,313,754 shares of Common Stock outstanding on August 16, 1999, represents approximately 37.1% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d), and (iii) Maroley may be deemed to own an aggregate of 4,258,545 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d), and there being, based on information obtained from the Company's most recent 10-Q filing under the 34 Act, 7,313,754 shares of Common Stock outstanding on August 16, 1999, represents approximately 37.1% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                The calculation of the Reporting Person's percentage beneficial ownership of the Company's Common Stock set forth in this Amendment No. 5 does not take into account (i) any change in beneficial ownership due to the accretion of unpaid and accumulated dividends on the Series B Preferred Stock after the date of this Amendment No. 5, (ii) the change in beneficial ownership due to any Conditional Annual Warrant Increase after the date of this Amendment No. 5 or (iii) the applicability of the antidilution provisions contained in the Warrant or the Series B Certificate.

                (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the 4,158,545 shares of Common Stock beneficially owed by MAC as of the date of this Amendment No. 5. In addition to the 4,158,545 shares of Common Stock over which Morgado and Maroley share voting and investment discretion as described above, each of Morgado and Maroley, respectively, has sole power to direct the voting and disposition of the 101,000 shares and 100,000 shares, respectively, of Common Stock.

                (c) Except as set forth in this Schedule 13D, as amended through the date hereof, no Reporting Person beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days or since Amendment No. 4 was filed.

                (d) and (e) Neither paragraph (d) nor paragraph (e) of Item 5 of
Schedule 13D is applicable to this filing."

                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1999

                                 MAC MUSIC LLC

                                 By:   Alpine Equity Partners L.P.,
                                       Managing Member

                                       By: Alpine Equity Partners L.L.C.
                                           General Partner

                                       By: /s/ Richard D. Goldstein
                                           ------------------------
                                           Name: Richard D. Goldstein
                                           Title: Executive Vice President


                                 By:   MAROLEY MEDIA GROUP LLC,
                                       Managing Member

                                       By: /s/ Robert J. Morgado
                                           ---------------------
                                           Name: Robert J. Morgado
                                           Title: Chairman


                                 ALPINE EQUITY PARTNERS L.P.

                                 By:   Alpine Equity Partners L.L.C.,
                                       its General Partner

                                       By: /s/ Richard D. Goldstein
                                           ------------------------
                                           Name: Richard D. Goldstein
                                           Title: Executive Vice President

                                 ALPINE EQUITY PARTNERS L.L.C.

                                 By: /s/ Richard D. Goldstein
                                     ------------------------
                                     Name: Richard D. Goldstein
                                     Title: Executive Vice President


                                 MAROLEY MEDIA GROUP LLC

                                 By: /s/ Robert J. Morgado
                                     ---------------------
                                     Name: Robert J. Morgado
                                     Title: Chairman

                                 /s/ Oded Aboodi by Richard D. Goldstein
                                 ----------------------------------------------
                                 ODED ABOODI by Richard D. Goldstein
                                 as Attorney-In-Fact

                                 /s/ Richard D. Goldstein
                                 ----------------------------------------------
                                 RICHARD D. GOLDSTEIN

                                 /s/ Bruce M. Greenwald by Richard D. Goldstein
                                 ----------------------------------------------
                                 BRUCE M. GREENWALD by Richard D.
                                 Goldstein as Attorney-In-Fact

                                 /s/ Robert J. Morgado
                                 ----------------------------------------------
                                 ROBERT J. MORGADO